FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC Holdings plc - Interim Management Statement

HSBC Holdings plc ('HSBC') will be conducting a trading update conference call with analysts and investors today to coincide with the release of this Interim Management Statement. The trading update call will take place at 10.00am BST, and details of how to participate in the call and the live audio webcast can be found below and at Investor Relations on www.hsbc.com.

Conference call details

Date:   Wednesday, 7 May 2014

Time:  5.00am EDT
10.00am BST
5.00pm HKT

Audio webcast:  Please follow this link for the webcast: http://www.hsbc.com/1/2/investor-relations

Speakers:   Stuart Gulliver, Group Chief Executive
          Iain Mackay, Group Finance Director

Conference details for investors and analysts: Passcode: HSBC

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USA	+1 917 503 9902	USA	1866 629 0054
Hong Kong	+852 3077 4624	Hong Kong	800 933 234

Replay conference call details (available until 6 June 2014): Passcode: 23525015#

Toll		Toll free
International	+44 (0) 1452 550 000
UK	+44 (0) 8443 386 600	UK	0800 953 1533
USA	+1 631 510 7499	USA	1866 247 4222
Hong Kong	+852 5808 5558	Hong Kong	800 901 393

Investor Relations	Media Relations
Guy Lewis	Heidi Ashley
Tel: +44 (0) 20 7992 1938	Tel: +44 (0) 20 7992 2045
Hugh Pye	Gareth Hewett
Tel: +852 2822 4908	Tel: +852 2822 4929

Table of contents

Highlights ................................................................	3	Summary consolidated balance sheet ........................	13
Group Chief Executive's comments .........................	5	Capital .....................................................................	14
Geographical regions ................................................	6	Risk-weighted assets .................................................	15
Implementation of CRD IV ......................................	6	Profit/(loss) before tax by global business and
Underlying performance ..........................................	6	geographical region ..............................................	18
Financial performance commentary .........................	7	Summary information - global businesses .................	19
Trading conditions since 31 March 2014 and outlook	10	Summary information - geographical regions ...........	24
Notes .......................................................................	11	Appendix - selected information .............................	29
Cautionary statement regarding forward-looking		Loans and advances to customers by industry sector
statements ............................................................	11	and by geographical region .............................	29
Summary consolidated income statement .................	12

Terms and Abbreviations

1Q13 / 1Q14	First quarter of 2013 / 2014
4Q13	Fourth quarter of 2013
CET1	Common equity tier 1
CMB	Commercial Banking
CML	Consumer and Mortgage Lending in the US
CRD IV	Capital Requirements Directive IV
CRS	Card and Retail Services
DVA	Debit valuation adjustment
FTEs	Full-time equivalent staff
FX	Foreign exchange
GB&M	Global Banking and Markets
GMB	Group Management Board
GPB	Global Private Banking
HTS	HSBC Technology and Services
IAS	International Accounting Standard
Industrial Bank	Industrial Bank Co., Limited
Legacy Credit
A portfolio of assets comprising Solitaire Funding Limited, securities investment conduits, asset-backed securities trading and correlation portfolios and derivative transactions entered into with monoline insurers

LGD	Loss given default
LICs	Loan impairment and other credit risk provisions
NCOA	Non-credit obligation assets
Own credit spread	Fair value movements on our long-term debt designated at fair value resulting from changes in credit spread
PBT	Profit before tax
Ping An	Ping An Insurance (Group) Company of China, Ltd
PPI	Payment Protection Insurance
PRA	Prudential Regulation Authority
Principal RBWM	RBWM excluding the effects of the US run-off portfolio and the disposal of the CRS business in the US
RBWM	Retail Banking and Wealth Management
RoRWA	Pre-tax RoRWA is calculated using average RWAs on a Basel 2.5 basis for all periods up to and including 31 December 2013 and on a CRD IV end point basis from 1 January 2014
RWAs	Risk-weighted assets
US$m / US$bn	United States dollar millions/billions

Note to editors

HSBC Holdings plc

HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from over 6,300 offices in over 75 countries and territories in Europe, Asia, North and Latin America, and the Middle East and North Africa. With assets of US$2,758bn at 31 March 2014, HSBC is one of the world's largest banking and financial services organisations.

Highlights

• Reported profit before tax ('PBT') down 20% in the first quarter of 2014 ('1Q14') at US$6,785m compared with US$8,434m in the same period in 2013 ('1Q13').

•   Underlying PBT was down US$968m or 13% in 1Q14 at US$6,621m, compared with US$7,589m in 1Q13, primarily reflecting the reduced impact of significant items (US$741m net reduction in PBT between 1Q13 and 1Q14, comprising lower revenue items of US$1,076m and lower operating expense items of US$335m).

• Earnings per share and dividends per ordinary share for the first quarter of 2014 were US$0.27 and US$0.10, respectively, compared with US$0.34 and US$0.10 for the equivalent period in 2013.

• Return on average ordinary shareholders' equity (annualised) was 3.2% lower at 11.7%, compared with 14.9% for the equivalent period in 2013.

•   Lower 1Q14 revenue - 1Q14 underlying revenue was US$15,709m, down 8% from US$17,135m in the same period in 2013 mainly reflecting the reduced impact from significant items of US$1,076m. Excluding these items, revenue was lower by US$350m or 2%, driven by Retail Banking and Wealth Management and Global Banking and Markets, partly offset by growth in Commercial Banking.

•   Further progress made on executing against strategy with market share gains in several product categories in Global Banking and Markets including equity and debt capital markets, advisory and lending. We also achieved positive net new money in targeted areas of growth in Global Private Banking.

•   Lower 1Q14 underlying operating expenses - 1Q14 operating expenses were US$8,843m, down 2% from US$9,014m in the same period in 2013. Excluding significant items, operating expenses increased by 2% in part reflecting increased investment in Global Standards, Risk and Compliance, and inflation, partly offset by cost saving initiatives.

•   Capital - at 1Q14, the CRD IV transitional basis CET1 capital ratio was 10.7%, down from 10.8% at 31 December 2013, and the end point CET1 capital ratio was 10.8%, down from 10.9%. This largely reflected increased RWAs resulting from regulatory change.

	Three months ended 31 March
	2014	2013	Change
	US$m	US$m	%
Income statement and performance measures1
Reported profit before tax ............................................................................	6,785	8,434	(20)
Underlying profit before tax .........................................................................	6,621	7,589	(13)
Profit attributable to ordinary shareholders of the parent company ..............	5,069	6,211	(18)
Cost efficiency ratio .....................................................................................	55.7%	50.8%	(10)
Pre-tax return on average risk-weighted assets (annualised) ..........................	2.3%	3.1%	(26)

	At 31 March 2014	At 31 December 2013	Change from 31 December 2013 to 31 March 2014
Capital and balance sheet2
CRD IV
Common equity tier 1 ratio (Year 1 transition) ........................................	10.7%	10.8%
Common equity tier 1 ratio (end point) ....................................................	10.8%	10.9%

Basel 2.5
Core tier 1 ratio ........................................................................................		13.6%

	US$m	US$m	US$m

Loans and advances to customers .................................................................	1,009,830	992,089	17,741
Customer accounts .......................................................................................	1,366,034	1,361,297	4,737
CRD IV risk-weighted assets .........................................................................	1,257,672	1,214,939	42,733

1 All on a reported basis, unless otherwise stated. Underlying basis eliminates effects of foreign currency translation differences, acquisitions, disposals and changes in ownership levels of subsidiaries, associates, joint ventures and businesses, and changes in fair value ('FV') due to movements in credit spread on own long-term debt issued by the Group and designated at fair value. A reconciliation of reported results to underlying results is shown on page 7.

2 For details of the implementation of CRD IV, see page 6.

Reconciliation of reported and underlying PBT

	Quarter ended 31 March
	2014	2013
	US$m	US$m

Reported
Revenue1 .................................................................................................................................	15,884	18,416
Loan impairment charges and other credit risk provisions .......................................................	(798)	(1,171)
Operating expenses .................................................................................................................	(8,852)	(9,347)
Profit before tax .....................................................................................................................	6,785	8,434

Underlying adjustments to reported PBT
Reported profit before tax ......................................................................................................	6,785	8,434
Fair value movements on own debt ....................................................................................	(148)	243
Gain on de-recognition of Industrial Bank as an associate ...................................................	-	(1,089)
Gain on sale of associate shareholdings in Bao Viet Holdings ..............................................	-	(104)
Loss on sale of Household Insurance Group's insurance manufacturing business ..................	-	99
Gain on disposal of Colombia operations ............................................................................	(18)	-
Operating results of disposals, acquisitions and dilutions .....................................................	2	73
Currency translation ..........................................................................................................	-	(67)

Underlying profit before tax ...................................................................................................	6,621	7,589

Underlying
Revenue1 .................................................................................................................................	15,709	17,135
Loan impairment charges and other credit risk provisions .......................................................	(796)	(1,072)
Operating expenses .................................................................................................................	(8,843)	(9,014)
Profit before tax .....................................................................................................................	6,621	7,589

Significant items (on a reported basis)

	Quarter ended 31 March
	2014	2013
	US$m	US$m
Included in underlying profit before tax are:
Revenue1
Net gain on completion of Ping An disposal2 ..................................................................	-	553
... Write-off of allocated goodwill relating to GPB Monaco business3 ...................................	-	(279)
... FX gains relating to the sterling debt issued by HSBC Holdings .........................................	-	442
... Debit valuation adjustment on derivative contracts .........................................................	31	472
... Fair value movement on non-qualifying hedges ...............................................................	(142)	84
... Loss on early termination of cash flow hedges in the US run-off portfolio ......................	-	(199)
... Loss on sale of an HFC Bank UK secured loan portfolio ..................................................	-	(138)
... Loss on sale of several tranches of real estate secured accounts in the US ........................	(30)	-

... Total ...............................................................................................................................	(141)	935

Operating costs
UK customer redress programmes ....................................................................................	83	164
Of which
PPI ..............................................................................................................................	83	113
Restructuring and other related costs ...............................................................................	40	75
Regulatory investigation provisions in GPB .....................................................................	-	119
US customer remediation provision relating to CRS .........................................................	-	100

Total ...............................................................................................................................	123	458

1 Net operating income before loan impairment charges, also referred to as 'revenue'.
2 The gain of US$553m represents the net impact of the disposal of available-for-sale investments in Ping An offset by adverse changes in fair value of the contingent forward sale contract to the point of delivery of the shares.

3 In 1Q13, the private banking operations of HSBC Private Bank Holdings (Suisse) SA in Monaco were classified as held for sale. At this time a loss on reclassification to held for sale was recognised following a write down in the value of goodwill allocated to the operation. Following a strategic review we decided to retain the operation and the assets and liabilities of the business were reclassified to the relevant balance sheet categories; however, the loss on classification was not reversed.

Group Chief Executive, Stuart Gulliver, commented:

"In the first quarter we maintained control of costs and further demonstrated our capital resilience. Whilst revenue was lower than the previous year's first quarter, which benefited from a number of specific items, we have seen progress in revenue over the trailing quarters. Loan impairment charges fell, reflecting the changes to the portfolio since 2011. Our return on equity was 11.7%.

"Global Banking and Markets had a relatively good performance and we grew our market share in several product categories. Commercial Banking saw revenue growth but, in our Principal Retail Banking and Wealth Management business, revenues were impacted by changes in incentive plans and product pricing."

Geographical regions

Hong Kong and Rest of Asia-Pacific are no longer regarded as separate reportable operating segments, having considered the geographical financial information presented to the GMB. From 1 January 2014, they have been replaced by a new operating segment 'Asia', which better aligns with internal management information used for evaluation when making business decisions and resource allocations. Comparative data have been re-presented to reflect this change.

Implementation of CRD IV

On 1 January 2014, CRD IV came into force and capital and RWAs at 31 March 2014 are calculated and presented on this basis. Prior to this date, capital and RWAs were calculated and presented on a Basel 2.5 basis. In addition, capital and RWAs at 31 December 2013 were also estimated based on the Group's interpretation of final CRD IV legislation and final rules issued by the PRA, details of which can be found in the basis of preparation on page 324 of the Annual Report and Accounts 2013.

Underlying performance

Underlying performance:

• adjusts for the period-on-period effects of foreign currency translation;

•   eliminates the fair value movements on our long-term debt attributable to own credit spread where the net result of such movements will be zero upon maturity of the debt. This does not include fair value changes due to own credit risk in respect of trading liabilities or derivative liabilities; and

• adjusts for acquisitions, disposals and changes of ownership levels of subsidiaries, associates, joint ventures and businesses.

For acquisitions, disposals and changes of ownership levels of subsidiaries, associates, joint ventures and businesses, we eliminate the gain or loss on disposal or dilution and any associated gain or loss on reclassification or impairment recognised in the period incurred, and remove the operating profit or loss of the acquired, disposed of or diluted subsidiaries, associates, joint ventures and businesses from all the periods presented so we can view results on a like-for-like basis. Disposal of investments other than those included in the above definition do not lead to underlying adjustments.

Reconciliation of reported and underlying revenue

	Quarter ended
	31 Mar 2014	31 Mar 2013	Change	31 Dec 2013	Change
	US$m	US$m	%	US$m	%

Reported revenue .................................................	15,884	18,416	(14)	15,195	5
Currency translation adjustment1 .........................		(294)		(107)
Own credit spread .................................................	(148)	243		652
Acquisitions, disposals and dilutions ......................	(27)	(1,230)		(1,120)

Underlying revenue ..............................................	15,709	17,135	(8)	14,620	7

Reconciliation of reported and underlying LICs

	Quarter ended
	31 Mar 2014	31 Mar 2013	Change	31 Dec 2013	Change
	US$m	US$m	%	US$m	%

Reported LICs ......................................................	(798)	(1,171)	32	(1,140)	30
Currency translation adjustment1 .........................		75		29
Acquisitions, disposals and dilutions ......................	2	24		6

Underlying LICs ...................................................	(796)	(1,072)	26	(1,105)	28

Reconciliation of reported and underlying operating expenses

	Quarter ended
	31 Mar 2014	31 Mar 2013	Change	31 Dec 2013	Change
	US$m	US$m	%	US$m	%

Reported operating expenses ................................	(8,852)	(9,347)	5	(10,573)	16
Currency translation adjustment1 .........................		141		44
Acquisitions, disposals and dilutions ......................	9	192		36

Underlying operating expenses .............................	(8,843)	(9,014)	2	(10,493)	16

Underlying cost efficiency ratio ...........................	56.3%	52.6%		71.8%

Reconciliation of reported and underlying profit before tax

	Quarter ended
	31 Mar 2014	31 Mar 2013	Change	31 Dec 2013	Change
	US$m	US$m	%	US$m	%

Reported profit before tax ...................................	6,785	8,434	(20)	3,964	71
Currency translation adjustment1 .........................		(67)		(35)
Own credit spread .................................................	(148)	243		652
Acquisitions, disposals and dilutions ......................	(16)	(1,021)		(1,081)

Underlying profit before tax ................................	6,621	7,589	(13)	3,500	89

1 'Currency translation adjustment' is the effect of translating the results of subsidiaries and associates for the previous period at the average rates of exchange applicable in the current period.

Financial performance commentary

1Q14 compared with 1Q13

•   Reported profit before tax of US$6.8bn in 1Q14 was US$1.6bn or 20% lower than in 1Q13, primarily reflecting lower gains (net of losses) from disposals and reclassifications. Notably, our results in 1Q13 included a US$1.1bn accounting gain arising from the reclassification of Industrial Bank as a financial investment following its issue of additional share capital to third parties. This was partly offset in 1Q14 by favourable fair value movements of
     US$0.1bn on our own debt designated at fair value resulting from changes in credit spreads compared with adverse movements of US$0.2bn in 1Q13.

• On an underlying basis, profit before tax was US$1.0bn or 13% lower than in 1Q13. This was primarily driven by lower revenue, partly offset by lower LICs and operating expenses.

•   Reported revenue was US$15.9bn in 1Q14, US$2.5bn lower than in 1Q13, in part reflecting lower gains (net of losses) from disposals and reclassifications. On an underlying basis, revenue of US$15.7bn was US$1.4bn or 8% lower driven by a number of significant items which were recorded in 1Q13, as follows:

- a net gain on completion of the Ping An disposal of US$553m; and

- foreign exchange gains on sterling debt issued by HSBC Holdings of US$442m.

      This was partly offset by:

- a loss of US$279m recognised following the write-off of allocated goodwill relating to our GPB business in Monaco;

- a loss of US$199m on early termination of cash flow hedges in the US run-off portfolio in RBWM; and

- a loss on the sale of an HFC Bank UK secured loan portfolio of US$138m.

      In addition, 1Q14 revenue included:

- a favourable DVA of US$31m (compared with US$472m in 1Q13) in GB&M on derivative contracts;

- adverse fair value movements on non-qualifying hedges of US$142m compared with favourable movements of US$84m in 1Q13; and

- a loss of US$30m on sales of several tranches of real estate secured accounts in the US run-off portfolio in RBWM.

      Excluding these items, revenue was US$0.4bn lower:

     - in RBWM, revenue was US$0.3bn lower reflecting reduced net interest income following the sale of the non-real estate portfolio in 2013 and lower average balances in the US run-off portfolio. In our Principal RBWM business, revenue decreased by US$0.1bn, mainly reflecting the run-off of our Canadian consumer finance business, lower mortgage fees in the US and lower overdrafts and investment fees in Europe. These factors were partly offset by higher revenue from savings and deposits, mainly in Europe and Asia;

     - in GB&M, total revenue was US$0.2bn or 4% lower, although this included higher revenue in Legacy Credit of US$0.1bn as we actively managed the portfolio. The reduction in revenue was driven by a decrease of US$0.2bn in
        Balance Sheet Management, as 1Q13 included higher gains from the re-positioning of the portfolio for risk management purposes. Although market conditions were challenging, GB&M increased market share in several product categories including equity and debt capital markets, advisory and lending. However, overall revenue in Capital Financing decreased as volume growth across the business was more than offset by spread and fee compression.
        Revenue in Rates, Foreign Exchange and Credit also fell as these businesses were affected by subdued activity levels. By contrast, revenue grew in our Equities business as client flows increased ; and

     - in GPB, revenue was US$0.1bn lower, reflecting a managed reduction in client assets as we continued to reposition the business, which led to a reduction in fee and trading income. We attracted positive net new money in areas that we have targeted for growth, including our home and priority markets and the high net worth client segment.

      These factors were partly offset by:

     - CMB, where revenue rose by US$0.2bn. This was primarily due to higher net interest income, mainly in Asia from average balance sheet growth and in the UK from a rise in deposit balances and wider lending spreads. In addition, revenue grew from increased collaboration with GB&M, notably in Asia, and from higher term lending fees in the UK.

• LICs of US$0.8bn were US$0.4bn lower than in 1Q13 on a reported basis, and US$0.3bn lower on an underlying basis, primarily from reductions in North America and Europe.

     - In North America, the decrease of US$0.3bn reflected reduced balances and lower levels of new impaired loans in the US run-off portfolio, together with improvements in US housing market conditions, although the rate of improvement was lower than in 2013.

- In Europe, the decrease of US$0.1bn was mainly driven by lower specific impairments in CMB in the UK.

• Reported operating expenses in 1Q14 of US$8.9bn were 5% lower than in 1Q13. On an underlying basis, operating expenses fell by US$0.2bn, reflecting the effect of significant items:

- the non-recurrence of regulatory investigation provisions in GPB recorded in 1Q13 of US$119m;

- a customer remediation provision connected to our former CRS business recorded in 1Q13 of US$100m;

     - lower UK customer redress programme charges of US$83m compared with US$164m in 1Q13. Charges for the period included estimated redress for possible mis-selling in previous years in respect of PPI; and

- lower restructuring and other related costs of US$35m.

      Excluding these items, operating expenses were 2% higher than in 1Q13 reflecting increased investment in Global Standards, Risk and Compliance and wage inflation, partly offset by cost saving initiatives.

• Our cost efficiency ratio increased by 4.9 percentage points on a reported basis to 55.7% and by 3.7 percentage points to 56.3% on an underlying basis reflecting lower revenue.

•   The number of FTEs at the end of the quarter was 255,200, an increase of 1,100 on 31 December 2013, reflecting continued investment in Global Standards, Compliance and business growth initiatives, primarily in RBWM and CMB, partly offset by sustainable savings initiatives and the disposal of our operations in Colombia.

•   The effective tax rate of 18.8% was lower than the UK corporation tax rate of 21.5%. This reflected the recurring benefits from tax exempt income from government bonds held in a number of Group entities and the recognition of the
     Group's share of post-tax profits of associates and joint ventures within the Group's pre-tax income. The lower effective tax rate in 1Q13 of 15.7% was driven by the benefits arising from the non-taxable gain on profits associated with the reclassification of Industrial Bank as a financial investment and the Ping An sale.

• On 7 May 2014, the Board announced a first interim dividend for 2014 of US$0.10 per ordinary share.

1Q14 compared with 4Q13

•   Reported profit before tax was US$2.8bn or 71% higher than in 4Q13, despite lower gains (net of losses) from disposals of US$18m compared with US$1.0bn in 4Q13 which primarily arose from the sale of our Panama operations.
     1Q14 included favourable fair value movements of US$0.1bn on own credit spread compared with adverse movements of US$0.7bn in 4Q13.

• On an underlying basis, profit before tax was US$3.1bn or 89% higher than in 4Q13, reflecting higher revenue and lower LICs and operating expenses.

•   Reported revenue of US$15.9bn in 1Q14 was 5% higher than in 4Q13. On an underlying basis, revenue was US$1.1bn or 7% higher, driven by GB&M. This was notably in Rates, Foreign Exchange and Credit following particularly muted customer activity in 4Q13 compared with 1Q14.

•   LICs were US$0.3bn lower than in 4Q13 on both a reported and underlying basis. LICs fell in the majority of our regions, notably by US$0.2bn in Latin America reflecting lower specific impairments in CMB in Mexico relating to homebuilders due to a change in public housing policy in 2013, and in Brazil across a number of corporate exposures. In North America, LICs fell by US$0.1bn, mainly driven by lower collective charges in the US, in part reflecting the CML portfolio run-off.

•   Operating expenses for 1Q14 were US$1.7bn lower than in 4Q13 on a reported basis and US$1.6bn lower on an underlying basis. This primarily reflected a number of significant items including the bank levy of US$0.9bn recorded in
     4Q13, lower UK customer redress charges of US$0.3bn and a decrease in restructuring and related costs. The remaining operating expenses were US$0.3bn lower, primarily reflecting incremental cost saving initiatives.

Balance sheet commentary

•   Reported loans and advances to customers increased by US$17.7bn in the quarter. Excluding FX movements of US$2.2bn, the growth was driven by GB&M and CMB customers in Asia, relating to term lending. In addition, there was growth in Europe in GB&M from Capital Financing and corporate overdraft balances that did not meet the criteria for netting, partly offset by a reduction in credit card balances in RBWM and a fall in CMB lending.

•   Reported customer accounts balances were broadly unchanged during 1Q14, with growth in Europe offset by a decrease in North America. The increase in Europe was driven by growth in balances in GB&M that did not meet the criteria for netting and an increase in RBWM. In North America, the fall in balances primarily reflected re-pricing.

•   Other significant balance sheet movements in the quarter included a rise in trading assets and liabilities, mainly in Europe and North America. This reflected an increase in customer activity and a resultant increase in settlement account balances.

Capital and risk-weighted assets

On 1 January 2014, CRD IV came into effect, implementing the Basel III framework within the European Union.

At 1Q14, the CRD IV transitional basis CET1 capital ratio reduced to 10.7%, from 10.8% at 31 December 2013. Similarly the end-point CET1 capital ratio reduced to 10.8% from 10.9%. This largely reflected increased RWAs resulting from regulatory change.

Internal capital generation contributed US$4.5bn to CRD IV end point CET 1 capital, being profits attributable to shareholders of the parent company after regulatory adjustment for own credit spread and net of the first interim dividend. The dividend is net of planned scrip, and we have benefited from a higher fourth interim dividend scrip take-up.

On 1 January 2014, the move from the historical regulatory regime to a CRD IV transitional basis increased RWAs by US$122.2bn. This movement mainly consisted of credit valuation adjustment, asset value correlation, amounts in aggregate below the capital threshold risk-weighted at 250% and selected securitisation positions which moved from capital deductions to RWAs.

Selected portfolios with low default history were subject to PRA LGD floors, with an impact of US$17.3bn in RWAs; this is reported under methodology and policy changes. In addition, the PRA required a floor to be applied to the UK corporate LGD model, resulting in an increase in RWAs of US$17.1bn, as reported under model updates.

Business growth in CMB and GB&M in Asia and Europe from higher term lending to corporate customers increased RWAs by US$7.3bn, while additional increases occurred for corporate and sovereign exposures in Asia resulting from adverse movements in customer credit standing with an RWA impact of US$2.3bn.

Internal ratings-based ('IRB') RWA reductions of US$10.1bn from internal updates related to immaterial portfolios moving to the Standardised approach, with a reduction in IRB RWAs of US$4.8bn and methodology changes associated with trade finance products which accounted for a reduction in RWAs of US$4.6bn. Immaterial portfolios moving to the Standardised approach increased Standardised RWAs by US$6.0bn.

US retail run-off portfolio RWAs reduced by US$8.2bn as a result of a combination of factors, including the implementation of new risk models for the mortgage portfolios and favourable shifts in portfolio quality, as lower quality exposures continue to run off.

Net interest margin

Net interest margin was lower than in 1Q13 as a result of lower yields on customer lending, primarily in North America and Latin America. In North America this was driven by the effect of the disposals of the CML non-real estate loan portfolio and select tranches of CML first lien mortgages in the US in 2013. Both North America and Latin America were also affected by a change in the composition of their lending portfolios as they focused on growing secured, lower yielding balances, for both corporate and Premier customers. Yields on customer lending also fell in Europe and Asia, although to a lesser extent. However, yields on our surplus liquidity increased, notably in Asia, in line with market rate rises in mainland China and active management of our portfolios.

Cost of funds on customer accounts fell, albeit to a lesser extent than yields on customer lending, across most regions. In addition, the cost of debt issued by the Group decreased, primarily in Europe and in North America, as higher cost funding matured. The effects of these reductions were partially offset by an increase in the cost of funds in Latin America from rising interest rates in Brazil and from the continued change in the funding base, substituting wholesale deposits for medium-term notes.

In addition, the net interest margin reduced due to the significant increase in reverse repurchase agreements and repurchase agreements arising from the change in 4Q13 in the way that GB&M manage these activities. This had the effect of increasing average interest-earning assets, without a correspondingly large increase in net interest income, as these agreements are typically lower-yielding and have a lower cost of funds than the rest of the portfolio.

The decline in net interest margin from 4Q13 was lower than the reduction experienced from 1Q13 and was driven by North America and Latin America. It similarly reflected the change in the composition of lending portfolios, both as a result of disposals of selected tranches of CML first lien mortgages in the US during 4Q13 and the continued shift towards secured, lower-yielding balances in both regions, as noted above. Additionally, Latin America was affected by a significant rise in its cost of funds, as interest rates rose in Brazil.

Trading conditions since 31 March 2014 and outlook

We continued to experience muted customer activity in April.

Notes

•   Income statement comparisons, unless stated otherwise, are between the quarter ended 31 March 2014 and the quarter ended 31 March 2013. Balance sheet comparisons, unless otherwise stated, are between balances at 31 March
     2014 and the corresponding balances at 31 December 2013.

•   The financial information on which this Interim Management Statement is based, and the data set out in the appendix to this statement, are unaudited and have been prepared in accordance with HSBC's significant accounting policies as described in the Annual Report and Accounts 2013, with the exception of the adoption of the following new or revised standards: On 1 January 2014 HSBC adopted amendments to IAS 32 'Offsetting Financial assets and Financial Liabilities' which clarified the requirements for offsetting financial instruments and addressed inconsistencies in current market practice when applying the offsetting criteria in IAS 32 'Financial Instruments:
     Presentation'. The amendments have been applied retrospectively and have not had a material effect on HSBC's financial statements.

•   The Board has adopted a policy of paying quarterly interim dividends on the ordinary shares. Under this policy, it is intended to have a pattern of three equal interim dividends with a variable fourth interim dividend. Dividends are declared in US dollars and, at the election of the shareholder, paid in cash in one of, or in a combination of, US dollars, sterling and Hong Kong dollars or, subject to the Board's determination that a scrip dividend is to be offered in respect of that dividend, may be satisfied in whole or in part by the issue of new shares in lieu of a cash dividend.

Interim Report 2014 announcement date ..................................................................................................	4 August 2014
Shares quoted ex-dividend in London, Hong Kong, Paris and Bermuda ......................................................	20 August 2014
ADSs quoted ex-dividend in New York ......................................................................................................	20 August 2014
Dividend record date in Hong Kong ..........................................................................................................	21 August 2014
Dividend record date in London, New York, Paris and Bermuda ................................................................	22 August 2014
Dividend payment date .............................................................................................................................	9 October 2014

Cautionary statement regarding forward-looking statements

The Interim Management Statement contains certain forward-looking statements with respect to HSBC's financial condition, results of operations, capital position and business.

Statements that are not historical facts, including statements about HSBC's beliefs and expectations, are forward-looking statements. Words such as 'expects', 'anticipates', 'intends', 'plans', 'believes', 'seeks', 'estimates', 'potential' and 'reasonably possible', variations of these words and similar expressions are intended to identify forward-looking statements. These statements are based on current plans, estimates and projections, and therefore undue reliance should not be placed on them. Forward-looking statements speak only as of the date they are made. HSBC makes no commitment to revise or update any forward-looking statements to reflect events or circumstances occurring or existing after the date of any forward-looking statements.

Written and/or oral forward-looking statements may also be made in the periodic reports to the US Securities and Exchange Commission, summary financial statements to shareholders, proxy statements, offering circulars and prospectuses, press releases and other written materials, and in oral statements made by HSBC's Directors, officers or employees to third parties, including financial analysts.

Forward-looking statements involve inherent risks and uncertainties. Readers are cautioned that a number of factors could cause actual results to differ, in some instances materially, from those anticipated or implied in any forward-looking statement. These include, but are not limited to:

•   changes in general economic conditions in the markets in which we operate, such as continuing or deepening recessions and fluctuations in employment beyond those factored into consensus forecasts; changes in foreign exchange rates and interest rates; volatility in equity markets; lack of liquidity in wholesale funding markets; illiquidity and downward price pressure in national real estate markets; adverse changes in central banks' policies with respect to the provision of liquidity support to financial markets; heightened market concerns over sovereign creditworthiness in over-indebted countries; adverse changes in the funding status of public or private defined benefit pensions; and consumer perception as to the continuing availability of credit and price competition in the market segments we serve;

•   changes in government policy and regulation, including the monetary, interest rate and other policies of central banks and other regulatory authorities; initiatives to change the size, scope of activities and interconnectedness of financial institutions in connection with the implementation of stricter regulation of financial institutions in key markets worldwide; revised capital and liquidity benchmarks which could serve to deleverage bank balance sheets and lower returns available from the current business model and portfolio mix; imposition of levies or taxes designed to change business mix and risk appetite; the practices, pricing or responsibilities of financial institutions serving their consumer markets; expropriation, nationalisation, confiscation of assets and changes in legislation relating to foreign ownership; changes in bankruptcy legislation in the principal markets in which we operate and the consequences thereof; general changes in government policy that may significantly influence investor decisions; extraordinary government actions as a result of current market turmoil; other unfavourable political or diplomatic developments producing social instability or legal uncertainty which in turn may affect demand for our products and services; the costs, effects and outcomes of product regulatory reviews, actions or litigation, including any additional compliance requirements; and the effects of competition in the markets where we operate including increased competition from non-bank financial services companies, including securities firms; and

•   factors specific to HSBC, including discretionary risk-weighted asset growth and our success in adequately identifying the risks we face, such as the incidence of loan losses or delinquency, and managing those risks (through account management, hedging and other techniques). Effective risk management depends on, among other things, our ability through stress testing and other techniques to prepare for events that cannot be captured by the statistical models it uses; and our success in addressing operational, legal and regulatory, and litigation challenges, notably compliance with the Deferred Prosecution Agreements with US authorities.

Summary consolidated income statement

	Quarter ended
	31 Mar 2014	31 Dec 2013	30 Sep 2013	30 Jun 2013	31 Mar 2013
	US$m	US$m	US$m	US$m	US$m

Net interest income ..........................................................	8,721	9,006	8,714	8,851	8,968
Net fee income .................................................................	4,046	3,993	4,037	4,159	4,245
Net trading income ...........................................................	2,280	1,045	1,283	2,519	3,843

Changes in fair value of long-term debt issued and related derivatives ....................................................................	203	(275)	466	38	(1,457)
Net income/(expense) from other financial instruments designated at fair value ..................................................	305	793	981	(331)	553

Net income/(expense) from financial instruments designated at fair value ...................................................................	508	518	1,447	(293)	(904)
Gains less losses from financial investments ......................	184	136	20	246	1,610
Dividend income ...............................................................	24	44	171	73	34
Net earned insurance premiums .........................................	3,136	2,665	3,049	3,054	3,172
Other operating income/(expense) ....................................	328	1,213	473	(55)	1,001

Total operating income .................................................	19,227	18,620	19,194	18,554	21,969

Net insurance claims incurred and movement in liabilities to policyholders ................................................................	(3,343)	(3,425)	(4,116)	(2,598)	(3,553)

Net operating income before loan impairment charges and other credit risk provisions ...............................	15,884	15,195	15,078	15,956	18,416

Loan impairment charges and other credit risk provisions	(798)	(1,140)	(1,593)	(1,945)	(1,171)

Net operating income ...................................................	15,086	14,055	13,485	14,011	17,245

Total operating expenses ..................................................	(8,852)	(10,573)	(9,584)	(9,052)	(9,347)

Operating profit ............................................................	6,234	3,482	3,901	4,959	7,898

Share of profit in associates and joint ventures .................	551	482	629	678	536

Profit before tax ............................................................	6,785	3,964	4,530	5,637	8,434

Tax expense .....................................................................	(1,275)	(995)	(1,045)	(1,401)	(1,324)

Profit after tax ...............................................................	5,510	2,969	3,485	4,236	7,110

Profit attributable to shareholders of the parent company	5,211	2,720	3,200	3,931	6,353
Profit attributable to non-controlling interests .................	299	249	285	305	757

	US$	US$	US$	US$	US$

Basic earnings per ordinary share ......................................	0.27	0.14	0.16	0.20	0.34
Diluted earnings per ordinary share ...................................	0.27	0.14	0.16	0.20	0.33
Dividend per ordinary share (in respect of the period) ......	0.10	0.19	0.10	0.10	0.10

	%	%	%	%	%

Return on average ordinary shareholders' equity (annualised) ......................................................................................	11.7	5.9	7.2	9.1	14.9
Pre-tax RoRWA (annualised) ............................................	2.3	1.4	1.6	2.1	3.1
Cost efficiency ratio .........................................................	55.7	69.6	63.6	56.7	50.8

Summary consolidated balance sheet

	At 31 March 2014	At 31 December 2013	At 30 June 2013
	US$m	US$m	US$m
ASSETS
Cash and balances at central banks ................................................................	165,838	166,599	148,285
Trading assets ...............................................................................................	355,193	303,192	432,601
Financial assets designated at fair value .........................................................	39,874	38,430	35,318
Derivatives ...................................................................................................	270,353	282,265	299,213
Reverse repurchase agreements - non-trading ...............................................	205,332	179,690	88,400
Loans and advances to banks ........................................................................	129,530	120,046	127,810
Loans and advances to customers .................................................................	1,009,830	992,089	938,294
Financial investments ...................................................................................	418,178	425,925	404,214
Assets held for sale .......................................................................................	3,936	4,050	20,377
Other assets ..................................................................................................	160,383	159,032	150,804

Total assets ..................................................................................................	2,758,447	2,671,318	2,645,316

LIABILITIES AND EQUITY
Liabilities
Repurchase agreements - non-trading ...........................................................	218,379	164,220	66,591
Deposits by banks .........................................................................................	89,492	86,507	92,709
Customer accounts .......................................................................................	1,366,034	1,361,297	1,266,905
Trading liabilities ..........................................................................................	241,455	207,025	342,432
Financial liabilities designated at fair value ....................................................	87,767	89,084	84,254
Derivatives ...................................................................................................	260,991	274,284	293,669
Debt securities in issue ..................................................................................	102,395	104,080	109,389
Liabilities under insurance contracts .............................................................	76,055	74,181	69,771
Liabilities of disposal groups held for sale .....................................................	2,003	2,804	19,519
Other liabilities .............................................................................................	121,428	117,377	117,716

Total liabilities .............................................................................................	2,565,999	2,480,859	2,462,955

Equity
Total shareholders' equity ............................................................................	183,945	181,871	174,070
Non-controlling interests .............................................................................	8,503	8,588	8,291

Total equity .................................................................................................	192,448	190,459	182,361

Total equity and liabilities ............................................................................	2,758,447	2,671,318	2,645,316

Ratio of customer advances to customer accounts ........................................	73.9%	72.9%	74.1%

Capital

Capital structure

	CRD IV year 1 transition		Basel 2.5
	At 31 March 2014	Estimated at 31 December 2013	At 31 December 2013	At 30 June 2013
	US$m	US$m	US$m	US$m
Composition of regulatory capital

Shareholders' equity per balance sheet1 ............	183,945	181,871	181,871	174,070
Non-controlling interests .................................	3,564	3,644	4,955	4,754
Regulatory adjustments to the accounting basis	(15,839)	(18,313)	(7,942)	(8,076)
Deductions .......................................................	(36,932)	(35,969)	(29,833)	(29,858)

Common equity/core tier 1 capital ............	134,738	131,233	149,051	140,890

Other tier 1 capital before deductions ..............	14,552	14,573	16,110	15,790
Deductions .......................................................	(165)	(165)	(7,006)	(6,538)

Tier 1 capital .................................................	149,125	145,641	158,155	150,142

Total qualifying tier 2 capital before deductions .........................................................................	39,356	35,786	47,812	45,009
Total deductions other than from tier 1 capital .........................................................................	(248)	(248)	(11,958)	(11,701)

Total regulatory capital ...............................	188,233	181,179	194,009	183,450

Total risk-weighted assets ...........................	1,257,672	1,214,939	1,092,653	1,104,764

	%	%	%	%
Capital ratios
Common equity tier 1 ratio .............................	10.7	10.8
Core tier 1 ratio ...............................................			13.6	12.7
Tier 1 ratio ......................................................	11.9	12.0	14.5	13.6
Total capital ratio ...........................................	15.0	14.9	17.8	16.6

1 Includes externally verified profits for the period ended 31 March 2014.

Reconciliation of regulatory capital from Year 1 transitional basis to an estimated CRD IV end point basis

	At 31 March	Estimated at 31 December
	2014	2013
	US$m	US$m

Common equity tier 1 capital on a year 1 transitional basis ..............................................	134,738	131,233
Unrealised gains arising from revaluation of property ...............................................................	1,273	1,281

Common equity tier 1 capital end point basis ......................................................................	136,011	132,514

Additional tier 1 capital on a year 1 transitional basis .......................................................	14,387	14,408
Grandfathered instruments: Preference share premium ........................................................................................................	(1,160)	(1,160)
Preference share non-controlling interests ...............................................................................	(1,955)	(1,955)
Hybrid capital securities ............................................................................................................	(10,727)	(10,727)
Transitional provisions:
Allowable non-controlling interest in AT1 ...............................................................................	(335)	(366)
Unconsolidated investments .....................................................................................................	165	165

Additional tier 1 capital end point basis ................................................................................	375	365

Tier 2 capital on a year 1 transitional basis ..........................................................................	39,108	35,538
Grandfathered instruments:
Perpetual subordinated debt ......................................................................................................	(2,218)	(2,218)
Term subordinated debt ............................................................................................................	(21,513)	(21,513)
Transitional provisions:
Non-controlling interest in tier 2 capital ..................................................................................	(240)	(240)
Allowable non-controlling interest in tier 2 ..............................................................................	288	345
Unconsolidated investments .....................................................................................................	(165)	(165)

Tier 2 capital end point basis ..................................................................................................	15,260	11,747

Capital and RWA movements by major driver - CRD IV end point basis

	Common equity
	tier 1 capital	RWAs
	US$bn	US$bn

CRD IV end point basis at 1 January 2014 ...............................................................................	132.5	1,214.9
Contribution to CET1 capital from profit ...............................................................................	5.1	-
First interim dividend1, net of planned scrip ............................................................................	(1.7)	-
Fourth interim dividend2 scrip take-up in excess of plan...........................................................	1.1	-
Implementation of PRA LGD floors .......................................................................................	(0.2)	34.4
Lending growth .......................................................................................................................	-	7.6
Other ......................................................................................................................................	(0.8)	0.8
...
CRD IV end point basis at 31 March 2014 ..............................................................................	136.0	1,257.7

1 In respect of 2014. This includes dividends declared on ordinary shares, quarterly dividends on preference shares and coupons on capital securities, classified as equity.
2 In respect of 2013.

Risk-weighted assets

RWAs by risk type

	CRD IV transition and end point		Basel 2.5
	At	At	At
	31 Mar 2014	31 Dec 2013	31 Dec 2013
	US$bn	US$bn	US$bn

Credit risk ....................................................................................................	965.9	936.5	864.3
Counterparty credit risk ...............................................................................	107.2	95.8	45.8
Market risk ..................................................................................................	66.2	63.4	63.4
Operational risk ...........................................................................................	118.4	119.2	119.2

	1,257.7	1,214.9	1,092.7

RWAs by global businesses

	CRD IV transition and end point	Basel 2.5 at
	31 Mar 2014	31 Dec 2013
	US$bn	US$bn

Retail Banking and Wealth Management .................................................................................	226.6	233.5
Commercial Banking ...............................................................................................................	414.6	391.7
Global Banking and Markets ....................................................................................................	553.5	422.3
Global Private Banking ...........................................................................................................	23.2	21.7
Other ......................................................................................................................................	39.8	23.5

	1,257.7	1,092.7

RWAs by geographical regions

	CRD IV transition and end point	Basel 2.5 at
	31 Mar 2014	31 Dec 2013
	US$bn	US$bn

Total1 .....................................................................................................................................	1,257.7	1,092.7

Europe ....................................................................................................................................	401.1	300.1
Asia ........................................................................................................................................	475.5	430.7
Middle East and North Africa ..................................................................................................	64.3	62.5
North America ........................................................................................................................	243.3	223.8
Latin America .........................................................................................................................	94.6	89.5

1 RWAs are non-additive across geographical regions due to market risk diversification effects within the Group.

Credit risk exposure - RWAs by geographical region

	Europe	Asia	MENA	North America	Latin America	Total
	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn
RWAs at 31 March 2014
IRB advanced approach ...............	220.8	208.4	13.1	158.8	11.1	612.2
IRB foundation approach ............	10.1	-	4.1	-	-	14.2
Standardised approach .................	46.2	167.1	39.7	29.4	57.1	339.5

	277.1	375.5	56.9	188.2	68.2	965.9

RWAs at 31 December 2013
IRB advanced approach ...............	157.1	182.9	11.2	161.5	8.5	521.2
IRB foundation approach ............	9.8	-	3.8	-	-	13.6
Standardised approach .................	44.5	165.9	40.0	22.7	56.4	329.5

	211.4	348.8	55.0	184.2	64.9	864.3

Credit risk exposure - RWAs by global businesses

	Retail Banking and Wealth Management	Commercial Banking	Global Banking and Markets	Global Private Banking	Other	Total
	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn
RWAs at 31March 2014
IRB advanced approach ...............	125.4	197.2	257.2	11.6	20.8	612.2
IRB foundation approach ............	-	6.5	6.4	0.1	1.2	14.2
Standardised approach .................	63.2	178.1	73.9	6.8	17.5	339.5

	188.6	381.8	337.5	18.5	39.5	965.9

RWAs at 31 December 2013
IRB advanced approach ...............	131.0	183.2	192.8	10.4	3.8	521.2
IRB foundation approach ............	-	6.3	5.8	0.1	1.4	13.6
Standardised approach .................	63.7	169.3	71.6	6.9	18.0	329.5

	194.7	358.8	270.2	17.4	23.2	864.3

RWA movement by geographical region by key driver - credit risk - IRB only

	Europe	Asia	MENA	North America	Latin America	Total
	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn

RWAs at 1 January 2014 on Basel 2.5 basis .	166.9	182.9	15.0	161.5	8.5	534.8

Foreign exchange movement .......................	2.3	0.6	-	(0.9)	(0.5)	1.5
Acquisitions and disposals ............................	(0.2)	-	-	-	(0.1)	(0.3)
Book size ....................................................	3.1	2.5	(0.2)	0.7	0.9	7.0
Book quality ................................................	(1.5)	2.3	0.5	(1.7)	0.3	(0.1)
Model updates .............................................	14.9	0.3	-	(4.9)	-	10.3
- portfolios moving onto IRB approach .	-	-	-	-	-	-
- new/updated models .............................	14.9	0.3	-	(4.9)	-	10.3

Methodology and policy ..............................	45.4	19.8	1.9	4.1	2.0	73.2
- internal updates ...................................	(2.2)	(5.5)	-	(2.4)	-	(10.1)
- external updates - regulatory ...............	2.2	6.7	0.2	0.7	0.1	9.9
- CRD IV impact ....................................	37.0	5.7	0.4	4.9	0.2	48.2
- NCOA moving from STD to IRB .........	8.4	12.9	1.3	0.9	1.7	25.2

Total RWA movement ...............................	64.0	25.5	2.2	(2.7)	2.6	91.6

RWAs at 31 March 2014 on CRD IV basis ..	230.9	208.4	17.2	158.8	11.1	626.4

	Europe	Asia	MENA	North America	Latin America	Total
	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn

RWAs at 1 January 2013 on Basel 2.5 basis .	150.7	162.3	12.6	187.1	11.2	523.9

Foreign exchange movement .......................	(6.5)	(0.4)	(0.3)	(0.6)	0.1	(7.7)
Acquisitions and disposals ............................	(1.4)	-	-	-	-	(1.4)
Book size ....................................................	3.9	4.7	0.9	(4.4)	(0.3)	4.8
Book quality ................................................	(0.4)	0.7	1.9	(2.8)	0.1	(0.5)
Model updates .............................................	-	-	-	(0.2)	-	(0.2)
- portfolios moving onto IRB approach .	-	-	-	-	-	-
- new/updated models .............................	-	-	-	(0.2)	-	(0.2)

Methodology and policy ..............................	4.7	6.4	-	11.0	-	22.1
- internal updates ...................................	2.3	-	-	0.8	-	3.1
- external updates - regulatory ...............	2.4	6.4	-	10.2	-	19.0

Total RWA movement ...............................	0.3	11.4	2.5	3.0	(0.1)	17.1

RWAs at 31 March 2013 on Basel 2.5 basis	151.0	173.7	15.1	190.1	11.1	541.0

RWA movement by global businesses by key driver - credit risk - IRB only

	Principal RBWM	US run-off portfolio	Total RBWM	CMB	GB&M	GPB	Other	Total
	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn

RWAs at 1 January 2014 on Basel 2.5 basis ..................	58.4	72.6	131.0	189.5	198.5	10.6	5.2	534.8

Foreign exchange movement	(0.1)	-	(0.1)	0.4	1.2	-	-	1.5
Acquisitions and disposals .....	-	-	-	-	(0.3)	-	-	(0.3)
Book size ..............................	1.1	(1.3)	(0.2)	4.3	3.1	(0.2)	-	7.0
Book quality .........................	(1.1)	(2.0)	(3.1)	2.1	0.7	(0.1)	0.3	(0.1)
Model updates .......................	0.3	(4.9)	(4.6)	9.2	5.4	0.3	-	10.3
- portfolios moving onto IRB approach .............	-	-	-	-	-	-	-	-
- new/updated models .......	0.3	(4.9)	(4.6)	9.2	5.4	0.3	-	10.3

Methodology and policy .......	2.4	-	2.4	(1.8)	55.0	1.1	16.5	73.2
- internal updates .............	(2.6)	-	(2.6)	(5.6)	(1.9)	-	-	(10.1)
- external updates - regulatory ...................	-	-	-	2.7	6.5	0.5	0.2	9.9
- CRD IV impact .............	-	-	-	(0.7)	48.6	0.2	0.1	48.2
- NCOA moving from STD to IRB ................	5.0	-	5.0	1.8	1.8	0.4	16.2	25.2

Total RWA movement .........	2.6	(8.2)	(5.6)	14.2	65.1	1.1	16.8	91.6

RWAs at 31 March 2014 on CRD IV basis ................	61.0	64.4	125.4	203.7	263.6	11.7	22.0	626.4

RWA movement by key driver

Counterparty credit risk - IRB only

	2014	2013
	US$bn	US$bn
RWAs at 1 January .....................	42.2	45.7

Book size ....................................	3.4	(0.4)
Book quality ...............................	(0.4)	(0.5)
Model updates .............................	2.2	-
Methodology and policy .............	7.5	(0.4)
- internal updates ...................	(0.6)	(0.4)
- external updates - regulatory ............................................	8.1	-

CRD IV impact ...........................	40.9	-

Total RWA movement ...............	53.6	(1.3)

RWAs at 31 March .....................	95.8	44.4

RWA movement by key driver

Market risk - internal model based

	2014	2013
	US$bn	US$bn
RWAs at 1 January .....................	52.2	44.5

Movement in risk levels ..............	(0.5)	(6.3)
Model updates .............................	-	-
Methodology and policy .............	0.5	2.3
- internal updates ...................	0.5	-
- external updates - regulatory ............................................	-	2.3

Total RWA movement ...............	-	(4.0)

RWAs at 31 March .....................	52.2	40.5

Estimated leverage ratio

The table below presents our estimated leverage ratio, based on the approach prescribed by the PRA. This has been calculated consistently with the basis of preparation outlined in our Annual Report and Accounts 2013, which can be found on our website www.hsbc.com.

	PRA-prescribed basis
	At 31 March 2014	At 31 December 2013
	US$bn	US$bn

Total assets per financial balance sheet ...................................................................................	2,758	2,671
Adjustment to reverse netting of loans and deposits allowable under IFRSs ..............................	75	93
Reversal of accounting values ..................................................................................................	(498)	(482)
- derivatives ........................................................................................................................	(270)	(282)
- repurchase agreement and securities finance .....................................................................	(228)	(200)

Replaced with regulatory values ...............................................................................................	387	386
- derivatives ........................................................................................................................	229	239
- repurchase agreement and securities finance .....................................................................	158	147

Addition of off-balance sheet commitments and guarantees ....................................................	400	388

Exclusion of items already deducted from the capital measure .................................................	(30)	(28)

Exposure measure after regulatory adjustments ............................................................	3,092	3,028

Tier 1 capital under CRD IV (end point) .................................................................................	136	133

Estimated leverage ratio (end point) .................................................................................	4.4%	4.4%

Tier 1 capital under CRD IV (including instruments which will be ineligible for inclusion after Basel III transitional period has fully elapsed) ......................................................................	151	149

Estimated leverage ratio (including instruments which will be ineligible for inclusion after Basel III transitional period has fully elapsed) ...........................................................	4.9%	4.9%

Profit/(loss) before tax by global business and geographical region

	Quarter ended
	31 Mar 2014	31 Dec 2013	30 Sep 2013	30 Jun 2013	31 Mar 2013
	US$m	US$m	US$m	US$m	US$m
By global business
Retail Banking and Wealth Management ..........................	1,712	1,797	1,585	1,700	1,567
Commercial Banking ........................................................	2,420	2,426	1,882	1,946	2,187
Global Banking and Markets .............................................	2,871	1,866	1,852	2,135	3,588
Global Private Banking .....................................................	201	101	(16)	233	(125)
Other ................................................................................	(419)	(2,226)	(773)	(377)	1,217

	6,785	3,964	4,530	5,637	8,434

By geographical region
Europe ..............................................................................	1,760	(898)	(45)	973	1,795
Asia ..................................................................................	3,764	2,991	3,600	3,748	5,514
Middle East and North Africa ...........................................	502	406	379	385	524
North America .................................................................	449	179	376	526	140
Latin America ..................................................................	310	1,286	220	5	461

	6,785	3,964	4,530	5,637	8,434

Summary information - global businesses

Retail Banking and Wealth Management

	Quarter ended
	31 Mar 2014	31 Dec 2013	30 Sep 2013	30 Jun 2013	31 Mar 2013
	US$m	US$m	US$m	US$m	US$m
Net operating income before loan impairment charges and other credit risk provisions ...............................	6,244	6,810	6,641	6,576	6,713

Loan impairment charges and other credit risk provisions	(604)	(686)	(773)	(878)	(890)

Net operating income ...................................................	5,640	6,124	5,868	5,698	5,823

Total operating expenses ..................................................	(4,016)	(4,421)	(4,376)	(4,112)	(4,339)

Operating profit ............................................................	1,624	1,703	1,492	1,586	1,484

Share of profit in associates and joint ventures .................	88	94	93	114	83

Profit before tax ............................................................	1,712	1,797	1,585	1,700	1,567

Profit before tax relates to:
Principal RBWM ..........................................................	1,762	1,865	1,483	1,614	1,887
US run-off portfolio1 ....................................................	(50)	(68)	102	86	(320)

1 31 March 2013 includes the loss on sale and results of the US Insurance business.

Reconciliation of reported and underlying profit before tax

	Quarter ended
	31 Mar 2014	31 Dec 2013	30 Sep 2013	30 Jun 2013	31 Mar 2013
	US$m	US$m	US$m	US$m	US$m

Reported profit before tax ................................................	1,712	1,797	1,585	1,700	1,567
Currency translation adjustment .......................................		2	11	49	(8)
Acquisitions, disposals and dilutions ..................................	(5)	(313)	(4)	(14)	88

Underlying profit before tax .............................................	1,707	1,486	1,592	1,735	1,647

	%	%	%	%	%

Cost efficiency ratio .........................................................	64.3	64.9	65.9	62.5	64.6
Reported pre-tax RoRWA (annualised) .............................	3.0	3.0	2.6	2.7	2.4

Reconciliation of reported and underlying Principal RBWM profit before tax

	Quarter ended
	31 Mar 2014	31 Dec 2013	30 Sep 2013	30 Jun 2013	31 Mar 2013
	US$m	US$m	US$m	US$m	US$m

Reported profit before tax ................................................	1,762	1,865	1,483	1,614	1,887
Currency translation adjustment .......................................		2	11	49	(8)
Acquisitions, disposals and dilutions ..................................	(5)	(313)	(4)	(14)	(32)

Underlying profit before tax .............................................	1,757	1,554	1,490	1,649	1,847

Commercial Banking

	Quarter ended
	31 Mar 2014	31 Dec 2013	30 Sep 2013	30 Jun 2013	31 Mar 2013
	US$m	US$m	US$m	US$m	US$m

Net operating income before loan impairment charges and other credit risk provisions ...............................	4,010	4,517	3,985	3,930	3,933

Loan impairment charges and other credit risk provisions	(197)	(543)	(681)	(802)	(358)

Net operating income ...................................................	3,813	3,974	3,304	3,128	3,575

Total operating expenses ..................................................	(1,739)	(1,878)	(1,834)	(1,611)	(1,726)

Operating profit ............................................................	2,074	2,096	1,470	1,517	1,849

Share of profit in associates and joint ventures .................	346	330	412	429	338

Profit before tax ............................................................	2,420	2,426	1,882	1,946	2,187

Reconciliation of reported and underlying profit before tax

	Quarter ended
	31 Mar 2014	31 Dec 2013	30 Sep 2013	30 Jun 2013	31 Mar 2013
	US$m	US$m	US$m	US$m	US$m

Reported profit before tax ................................................	2,420	2,426	1,882	1,946	2,187
Currency translation adjustment .......................................		(5)	-	25	(13)
Acquisitions, disposals and dilutions ..................................	(7)	(486)	(11)	(21)	(21)

Underlying profit before tax .............................................	2,413	1,935	1,871	1,950	2,153

	%	%	%	%	%

Cost efficiency ratio .........................................................	43.4	41.6	46.0	41.0	43.9
Reported pre-tax RoRWA (annualised) .............................	2.4	2.4	1.9	2.1	2.3

Management view of revenue

	Quarter ended
	31 Mar 2014	31 Dec 2013	30 Sep 2013	30 Jun 2013	31 Mar 2013
	US$m	US$m	US$m	US$m	US$m

Global Trade and Receivables Finance1 ..............................	686	713	757	746	713
Credit and lending .............................................................	1,494	1,541	1,554	1,520	1,488
Payments and Cash Management1, current accounts and savings deposits .............................................................	1,322	1,363	1,345	1,304	1,275
Other ................................................................................	508	900	329	360	457

Net operating income2 ......................................................	4,010	4,517	3,985	3,930	3,933

1 'Global Trade and Receivables Finance' and 'Payments and Cash Management' include revenue attributable to foreign exchange products.
2 Net operating income before loan impairment charges and other credit risk provisions, also referred to as revenue.

Global Banking and Markets

	Quarter ended
	31 Mar 2014	31 Dec 2013	30 Sep 2013	30 Jun 2013	31 Mar 2013
	US$m	US$m	US$m	US$m	US$m
Net operating income before loan impairment charges and other credit risk provisions ...............................	5,160	4,294	4,220	4,846	5,816

Loan impairment (charges)/recoveries and other credit risk provisions .....................................................................	(3)	85	(118)	(219)	45

Net operating income ...................................................	5,157	4,379	4,102	4,627	5,861

Total operating expenses ..................................................	(2,397)	(2,585)	(2,368)	(2,619)	(2,388)

Operating profit ............................................................	2,760	1,794	1,734	2,008	3,473

Share of profit in associates and joint ventures .................	111	72	118	127	115

Profit before tax ............................................................	2,871	1,866	1,852	2,135	3,588

Reconciliation of reported and underlying profit before tax

	Quarter ended
	31 Mar 2014	31 Dec 2013	30 Sep 2013	30 Jun 2013	31 Mar 2013
	US$m	US$m	US$m	US$m	US$m

Reported profit before tax ................................................	2,871	1,866	1,852	2,135	3,588
Currency translation adjustment .......................................		(32)	(25)	(40)	(26)
Acquisitions, disposals and dilutions ..................................	(5)	(324)	(69)	10	(19)

Underlying profit before tax .............................................	2,866	1,510	1,758	2,105	3,543

	%	%	%	%	%

Cost efficiency ratio .........................................................	46.5	60.2	56.1	54.0	41.1
Reported pre-tax RoRWA (annualised) .............................	2.4	1.8	1.7	2.0	3.6

Management view of total operating income1,2

	Quarter ended
	31 Mar 2014	31 Dec 2013	30 Sep 2013	30 Jun 2013	31 Mar 2013
	US$m	US$m	US$m	US$m	US$m

Markets ............................................................................	2,225	1,290	1,575	1,839	2,231
Credit ............................................................................	347	154	154	183	305
Rates .............................................................................	631	40	507	377	729
Foreign Exchange .........................................................	803	693	660	962	871
Equities .........................................................................	444	403	254	317	326

Capital Financing ..............................................................	997	977	975	988	1,054
Payments and Cash Management ......................................	444	472	436	439	423
Securities Services .............................................................	413	407	408	442	405
Global Trade and Receivables Finance ...............................	187	181	189	191	180
Balance Sheet Management ..............................................	750	719	711	704	976
Principal Investments .......................................................	94	165	142	172	33
Debit valuation adjustment ...............................................	31	(195)	(151)	(21)	472
Other ................................................................................	19	278	(65)	92	42

Net operating income3 ......................................................	5,160	4,294	4,220	4,846	5,816

By geographical region
Europe ...............................................................................	1,992	1,312	1,432	1,765	2,525
Asia ...................................................................................	1,883	1,640	1,640	1,765	1,943
Middle East and North Africa .............................................	253	202	216	197	212
North America ...................................................................	678	541	606	746	774
Latin America ....................................................................	399	654	369	390	402
Intra-HSBC items ...............................................................	(45)	(55)	(43)	(17)	(40)

Net operating income3 .......................................................	5,160	4,294	4,220	4,846	5,816

1 The management view of income reflects the management structure of GB&M which has been in place since 12 August 2013. Comparatives have been re-presented for this change.
2 Figures on a reported basis, unless otherwise stated.
3 Net operating income before loan impairment charges and other credit risk provisions, also referred to as 'revenue'.

Global Private Banking

	Quarter ended
	31 Mar 2014	31 Dec 2013	30 Sep 2013	30 Jun 2013	31 Mar 2013
	US$m	US$m	US$m	US$m	US$m
Net operating income before loan impairment charges and other credit risk provisions ...............................	633	630	658	707	444

Loan impairment (charges)/recoveries and other credit risk provisions .....................................................................	5	4	(21)	(7)	(7)

Net operating income ...................................................	638	634	637	700	437

Total operating expenses ..................................................	(441)	(537)	(657)	(469)	(566)

Operating profit/(loss) ..................................................	197	97	(20)	231	(129)

Share of profit in associates and joint ventures .................	4	4	4	2	4

Profit/(loss) before tax ..................................................	201	101	(16)	233	(125)

Reconciliation of reported and underlying profit/(loss) before tax

	Quarter ended
	31 Mar 2014	31 Dec 2013	30 Sep 2013		30 Jun 2013	31 Mar 2013
	US$m	US$m	US$m		US$m	US$m

Reported profit/(loss) before tax ......	201	101	(16)		233	(125)
Currency translation adjustment ......		1	2		4	1
Acquisitions, disposals and dilution ...	-	(1)	-		-	-

Underlying profit/(loss) before tax ...	201	101	(14)		237	(124)

	%	%	%		%	%

Cost efficiency ratio ........................	69.7	85.2	99.8		66.3	127.5
Reported pre-tax RoRWA (annualised) ..................................	3.6	1.8	(0.3)	4.6	4.3	(2.3)

Client assets1 by geography

	Quarter ended
	31 Mar 2014	31 Dec 2013	30 Sep 2013	30 Jun 2013	31 Mar 2013
	US$bn	US$bn	US$bn	US$bn	US$bn

Europe ...............................................................................	195	197	205	203	214
Asia ...................................................................................	109	108	106	104	106
North America ...................................................................	65	65	65	64	67
Latin America ....................................................................	12	12	14	15	16

Total .................................................................................	381	382	390	386	403

Client assets1

	Quarter ended
	31 Mar 2014	31 Dec 2013	30 Sep 2013	30 Jun 2013	31 Mar 2013
	US$bn	US$bn	US$bn	US$bn	US$bn

Opening balance .................................................................	382	390	386	403	398
Net new money ..................................................................	(2)	(11)	(5)	(9)	(1)
Value change ......................................................................	3	5	7	(7)	7
Exchange and other ...........................................................	(2)	(2)	2	(1)	(1)

Closing balance ..................................................................	381	382	390	386	403

1 'Client assets' are translated at the rates of exchange applicable for their respective period-ends, with the effects of currency translation reported separately. The main components of client assets are funds under management, which are not reported on the Group's balance sheet, and customer deposits, which are reported on the Group's balance sheet.

Other1

	Quarter ended
	31 Mar 2014	31 Dec 2013	30 Sep 2013	30 Jun 2013	31 Mar 2013
	US$m	US$m	US$m	US$m	US$m
Net operating income before loan impairment charges and other credit risk provisions ................	1,217	492	1,009	1,329	2,821
- of which effect of changes in own credit spread on the fair value of long-term debt issued .............................	148	(652)	(575)	224	(243)

Loan impairment (charges)/recoveries and other credit risk provisions .....................................................................	1	-	-	(39)	39

Net operating income ...................................................	1,218	492	1,009	1,290	2,860

Total operating expenses ..................................................	(1,639)	(2,700)	(1,784)	(1,673)	(1,639)

Operating profit/(loss) ..................................................	(421)	(2,208)	(775)	(383)	1,221

Share of profit/(loss) in associates and joint ventures ........	2	(18)	2	6	(4)

Profit/(loss) before tax ..................................................	(419)	(2,226)	(773)	(377)	1,217

Reconciliation of reported and underlying profit/(loss) before tax

	Quarter ended
	31 Mar 2014	31 Dec 2013	30 Sep 2013	30 Jun 2013	31 Mar 2013
	US$m	US$m	US$m	US$m	US$m

Reported profit/(loss) before tax .......................................	(419)	(2,226)	(773)	(377)	1,217
Currency translation adjustment .......................................		(1)	(3)	(22)	(21)
Own credit spread .............................................................	(148)	652	575	(224)	243
Acquisitions, disposals and dilutions ..................................	1	43	14	-	(1,069)

Underlying profit/(loss) before tax ....................................	(566)	(1,532)	(187)	(623)	370

1 The main items reported under 'Other' are the results of HSBC's holding company and financing operations, which include net interest earned on free capital held centrally, operating costs incurred by the head office operations in providing stewardship and central management services to HSBC, along with the costs incurred by the Group Service Centres and Shared Service Organisations and associated recoveries. The results also include fines and penalties as part of the settlement of investigations into past inadequate compliance with anti-money laundering and sanctions laws, the UK bank levy and unallocated investment activities, centrally held investment companies, gains arising from the dilution of interests in associates and joint ventures and certain property transactions. In addition, 'Other' includes part of the movement in the fair value of long-term debt designated at fair value (the remainder of the Group's movement on own debt is included in GB&M).

Summary information - geographical regions

Europe

	Quarter ended
	31 Mar 2014	31 Dec 2013	30 Sep 2013	30 Jun 2013	31 Mar 2013
	US$m	US$m	US$m	US$m	US$m
Net operating income before loan impairment charges and other credit risk provisions ...............................	5,852	4,628	4,865	5,506	5,968

Loan impairment charges and other credit risk provisions	(116)	(166)	(518)	(656)	(190)

Net operating income ...................................................	5,736	4,462	4,347	4,850	5,778

Total operating expenses ..................................................	(3,978)	(5,361)	(4,390)	(3,878)	(3,984)

Operating profit/(loss) ..................................................	1,758	(899)	(43)	972	1,794

Share of profit/(loss) in associates and joint ventures ........	2	1	(2)	1	1

Profit/(loss) before tax ..................................................	1,760	(898)	(45)	973	1,795

Reconciliation of reported and underlying profit/(loss) before tax

	Quarter ended
	31 Mar 2014	31 Dec 2013	30 Sep 2013	30 Jun 2013	31 Mar 2013
	US$m	US$m	US$m	US$m	US$m

Reported profit/(loss) before tax .......................................	1,760	(898)	(45)	973	1,795
Currency translation adjustment .......................................		19	38	97	101
Own credit spread .............................................................	(149)	537	482	(157)	154
Acquisitions, disposals and dilutions ..................................	-	-	(40)	20	2

Underlying profit/(loss) before tax ....................................	1,611	(342)	435	933	2,052

	%	%	%	%	%

Cost efficiency ratio .........................................................	68.0	115.8	90.2	70.4	66.8
Reported pre-tax RoRWA (annualised) .............................	2.0	(1.2)	(0.1)	1.3	2.4

Reconciliation of reported and underlying UK profit/(loss) before tax

	Quarter ended
	31 Mar 2014	31 Dec 2013	30 Sep 2013	30 Jun 2013	31 Mar 2013
	US$m	US$m	US$m	US$m	US$m

Reported profit/(loss) before tax .......................................	1,358	(1,266)	206	560	1,660
Currency translation adjustment .......................................		17	39	92	96
Own credit spread .............................................................	(152)	545	464	(147)	148
Acquisitions, disposals and dilutions ..................................	-	-	(40)	20	2

Underlying profit/(loss) before tax ....................................	1,206	(704)	669	525	1,906

Profit/(loss) before tax by global business

	Quarter ended
	31 Mar 2014	31 Dec 2013	30 Sep 2013	30 Jun 2013	31 Mar 2013
	US$m	US$m	US$m	US$m	US$m

Retail Banking and Wealth Management ..........................	515	442	355	556	400
Commercial Banking ........................................................	746	640	362	541	545
Global Banking and Markets .............................................	824	37	196	232	1,336
Global Private Banking .....................................................	98	55	(106)	128	(242)
Other ................................................................................	(423)	(2,072)	(852)	(484)	(244)

Profit/(loss) before tax .....................................................	1,760	(898)	(45)	973	1,795

Asia

	Quarter ended
	31 Mar 2014	31 Dec 2013	30 Sep 2013	30 Jun 2013	31 Mar 2013
	US$m	US$m	US$m	US$m	US$m

Net operating income before loan impairment charges and other credit risk provisions ...............................	5,873	5,416	5,725	5,705	7,586

Loan impairment charges and other credit risk provisions	(104)	(157)	(143)	(118)	(80)

Net operating income ...................................................	5,769	5,259	5,582	5,587	7,506

Total operating expenses ..................................................	(2,428)	(2,617)	(2,507)	(2,401)	(2,411)

Operating profit ............................................................	3,341	2,642	3,075	3,186	5,095

Share of profit in associates and joint ventures .................	423	349	525	562	419

Profit before tax ............................................................	3,764	2,991	3,600	3,748	5,514

Reconciliation of reported and underlying profit before tax

	Quarter ended
	31 Mar 2014	31 Dec 2013	30 Sep 2013	30 Jun 2013	31 Mar 2013
	US$m	US$m	US$m	US$m	US$m

Reported profit before tax ................................................	3,764	2,991	3,600	3,748	5,514
Currency translation adjustment .......................................		(11)	(5)	(49)	(68)
Own credit spread .............................................................	-	-	2	(3)	2
Acquisitions, disposals and dilutions ..................................	-	35	4	4	(1,129)

Underlying profit before tax .............................................	3,764	3,015	3,601	3,700	4,319

	%	%	%	%	%

Cost efficiency ratio .........................................................	41.3	48.3	43.8	42.1	31.8
Reported pre-tax RoRWA (annualised) .............................	3.4	2.8	3.4	3.7	5.5

Reconciliation of reported and underlying Hong Kong profit before tax

	Quarter ended
	31 Mar 2014	31 Dec 2013	30 Sep 2013	30 Jun 2013	31 Mar 2013
	US$m	US$m	US$m	US$m	US$m

Reported profit before tax ................................................	2,107	1,812	2,072	2,047	2,158
Currency translation adjustment .......................................		(1)	(3)	2	1

Underlying profit before tax .............................................	2,107	1,811	2,069	2,049	2,159

Profit/(loss) before tax by global business

	Quarter ended
	31 Mar 2014	31 Dec 2013	30 Sep 2013	30 Jun 2013	31 Mar 2013
	US$m	US$m	US$m	US$m	US$m

Retail Banking and Wealth Management ..........................	1,156	1,042	1,079	1,059	1,239
Commercial Banking ........................................................	1,154	979	1,169	1,196	1,114
Global Banking and Markets .............................................	1,295	1,000	1,069	1,230	1,376
Global Private Banking .....................................................	70	33	74	85	92
Other ................................................................................	89	(63)	209	178	1,693

Profit before tax ...............................................................	3,764	2,991	3,600	3,748	5,514

Middle East and North Africa

	Quarter ended
	31 Mar 2014	31 Dec 2013	30 Sep 2013	30 Jun 2013	31 Mar 2013
	US$m	US$m	US$m	US$m	US$m
Net operating income before loan impairment charges and other credit risk provisions ...............................	652	607	643	621	632

Loan impairment (charges)/recoveries and other credit risk provisions .....................................................................	22	48	(53)	(15)	62

Net operating income ...................................................	674	655	590	606	694

Total operating expenses ..................................................	(295)	(365)	(308)	(335)	(281)

Operating profit ............................................................	379	290	282	271	413

Share of profit in associates and joint ventures .................	123	116	97	114	111

Profit before tax ............................................................	502	406	379	385	524

Reconciliation of reported and underlying profit before tax

	Quarter ended
	31 Mar 2014	31 Dec 2013	30 Sep 2013	30 Jun 2013	31 Mar 2013
	US$m	US$m	US$m	US$m	US$m

Reported profit before tax ................................................	502	406	379	385	524
Currency translation adjustment .......................................		(1)	-	1	(4)
Own credit spread .............................................................	5	1	2	(2)	3

Underlying profit before tax .............................................	507	406	381	384	523

	%	%	%	%	%

Cost efficiency ratio .........................................................	45.2	60.1	47.9	53.9	44.5
Reported pre-tax RoRWA (annualised) .............................	3.2	2.5	2.3	2.4	3.3

Profit/(loss) before tax by global business

	Quarter ended
	31 Mar 2014	31 Dec 2013	30 Sep 2013	30 Jun 2013	31 Mar 2013
	US$m	US$m	US$m	US$m	US$m

Retail Banking and Wealth Management ..........................	82	19	59	90	90
Commercial Banking ........................................................	181	164	130	159	192
Global Banking and Markets .............................................	244	239	219	155	256
Global Private Banking .....................................................	4	5	4	2	5
Other ................................................................................	(9)	(21)	(33)	(21)	(19)

Profit before tax ...............................................................	502	406	379	385	524

North America

	Quarter ended
	31 Mar 2014	31 Dec 2013	30 Sep 2013	30 Jun 2013	31 Mar 2013
	US$m	US$m	US$m	US$m	US$m

Net operating income before loan impairment charges and other credit risk provisions ...............................	2,061	1,979	2,192	2,336	2,296

Loan impairment charges and other credit risk provisions	(173)	(238)	(263)	(249)	(447)

Net operating income ...................................................	1,888	1,741	1,929	2,087	1,849

Total operating expenses ..................................................	(1,442)	(1,578)	(1,562)	(1,562)	(1,714)

Operating profit ............................................................	446	163	367	525	135

Share of profit in associates and joint ventures .................	3	16	9	1	5

Profit before tax ............................................................	449	179	376	526	140

Reconciliation of reported and underlying profit before tax

	Quarter ended
	31 Mar 2014	31 Dec 2013	30 Sep 2013	30 Jun 2013	31 Mar 2013
	US$m	US$m	US$m	US$m	US$m

Reported profit before tax ................................................	449	179	376	526	140
Currency translation adjustment .......................................		(12)	(14)	(13)	(24)
Own credit spread .............................................................	(4)	114	89	(62)	84
Acquisitions, disposals and dilutions ..................................	-	-	(17)	-	120

Underlying profit before tax .............................................	445	281	434	451	320

	%	%	%	%	%

Cost efficiency ratio .........................................................	70.0	79.7	71.3	66.9	74.7
Reported pre-tax RoRWA (annualised) .............................	0.8	0.3	0.6	0.9	0.2

Profit/(loss) before tax by global business

	Quarter ended
	31 Mar 2014	31 Dec 2013	30 Sep 2013	30 Jun 2013	31 Mar 2013
	US$m	US$m	US$m	US$m	US$m

Retail Banking and Wealth Management ..........................	(14)	(95)	58	110	(280)
Principal RBWM ..........................................................	36	(27)	(44)	24	40
Run-off portfolio1 .........................................................	(50)	(68)	102	86	(320)
Commercial Banking ........................................................	233	244	225	131	186
Global Banking and Markets .............................................	262	85	150	313	381
Global Private Banking .....................................................	28	11	14	16	16
Other ................................................................................	(60)	(66)	(71)	(44)	(163)

Profit before tax ...............................................................	449	179	376	526	140

1 31 March 2013 includes the loss on sale and results of the US Insurance business.

Latin America

	Quarter ended
	31 Mar 2014	31 Dec 2013	30 Sep 2013	30 Jun 2013	31 Mar 2013
	US$m	US$m	US$m	US$m	US$m
Net operating income before loan impairment charges and other credit risk provisions ...............................	2,130	3,314	2,296	2,453	2,505

Loan impairment charges and other credit risk provisions	(427)	(627)	(616)	(907)	(516)

Net operating income ...................................................	1,703	2,687	1,680	1,546	1,989

Total operating expenses ..................................................	(1,393)	(1,401)	(1,460)	(1,541)	(1,528)

Operating profit ............................................................	310	1,286	220	5	461

Share of profit in associates and joint ventures .................	-	-	-	-	-

Profit before tax ............................................................	310	1,286	220	5	461

Reconciliation of reported and underlying profit/(loss) before tax

	Quarter ended
	31 Mar 2014	31 Dec 2013	30 Sep 2013	30 Jun 2013	31 Mar 2013
	US$m	US$m	US$m	US$m	US$m

Reported profit before tax ................................................	310	1,286	220	5	461
Currency translation adjustment .......................................		(30)	(34)	(20)	(72)
Acquisitions, disposals and dilutions ..................................	(16)	(1,116)	(17)	(49)	(14)

Underlying profit/(loss) before tax ....................................	294	140	169	(64)	375

	%	%	%	%	%

Cost efficiency ratio .........................................................	65.4	42.3	63.6	62.8	61.0
Reported pre-tax RoRWA (annualised) .............................	1.4	5.4	0.9	-	1.9

Profit/(loss) before tax by global business

	Quarter ended
	31 Mar 2014	31 Dec 2013	30 Sep 2013	30 Jun 2013	31 Mar 2013
	US$m	US$m	US$m	US$m	US$m

Retail Banking and Wealth Management ..........................	(27)	389	34	(115)	118
Commercial Banking ........................................................	106	399	(4)	(81)	150
Global Banking and Markets .............................................	246	505	218	205	239
Global Private Banking .....................................................	1	(3)	(2)	2	4
Other ................................................................................	(16)	(4)	(26)	(6)	(50)

Profit before tax ...............................................................	310	1,286	220	5	461

Loans and advances to customers by industry sector and by geographical region

	Europe	Asia	Middle East and North Africa	North America	Latin America	Gross loans and advances to customers	Gross loans by industry sector as a % of total gross loans
	US$m	US$m	US$m	US$m	US$m	US$m	%
At 31 March 2014
Personal .........................................	192,554	126,018	6,475	69,746	15,007	409,800	40.0
First lien residential mortgages ....	141,385	93,175	2,521	58,554	4,244	299,879	29.3
Other personal ............................	51,169	32,843	3,954	11,192	10,763	109,921	10.7

Corporate and commercial ..............	245,330	211,809	19,296	52,107	31,285	559,827	54.7
Manufacturing .............................	60,191	32,728	2,506	12,547	13,012	120,984	11.8
International trade and services ...	76,770	79,031	9,255	12,430	8,306	185,792	18.1
Commercial real estate ................	30,420	34,830	559	6,157	2,503	74,469	7.3
Other property-related ................	8,458	28,625	1,391	8,370	327	47,171	4.6
Government ................................	2,591	1,065	1,449	569	1,018	6,692	0.7
Other commercial .......................	66,900	35,530	4,136	12,034	6,119	124,719	12.2

Financial .........................................	29,862	10,032	2,580	7,854	1,540	51,868	5.1
Non-bank financial institutions ...	27,620	9,643	2,579	7,854	1,359	49,055	4.8
Settlement accounts ....................	2,242	389	1	-	181	2,813	0.3

Asset-backed securities reclassified ..	2,472	-	-	139	-	2,611	0.2

Total gross loans and advances to customers1 ..................................	470,218	347,859	28,351	129,846	47,832	1,024,106	100.0

At 31 December 2013
Personal .........................................	192,107	124,529	6,484	72,690	14,918	410,728	40.8
First lien residential mortgages ....	140,474	92,047	2,451	60,955	3,948	299,875	29.8
Other personal ............................	51,633	32,482	4,033	11,735	10,970	110,853	11.0

Corporate and commercial ..............	239,116	203,394	19,760	50,306	30,188	542,764	53.8
Manufacturing .............................	55,920	30,758	3,180	11,778	12,214	113,850	11.3
International trade and services ...	77,113	79,368	8,629	11,676	8,295	185,081	18.4
Commercial real estate ................	31,326	34,560	639	5,900	2,421	74,846	7.4
Other property-related ................	7,308	27,147	1,333	8,716	328	44,832	4.4
Government ................................	3,340	1,021	1,443	498	974	7,276	0.7
Other commercial .......................	64,109	30,540	4,536	11,738	5,956	116,879	11.6

Financial .........................................	27,872	10,188	2,532	9,056	1,376	51,024	5.1
Non-bank financial institutions ...	26,315	9,858	2,532	9,056	1,277	49,038	4.9
Settlement accounts ....................	1,557	330	-	-	99	1,986	0.2
........................................................
Asset-backed securities reclassified ..	2,578	-	-	138	-	2,716	0.3

Total gross loans and advances to customers1 ..................................	461,673	338,111	28,776	132,190	46,482	1,007,232	100.0

At 30 June 2013
Personal .........................................	173,270	120,822	6,377	78,959	15,081	394,509	41.4
First lien residential mortgages ....	127,434	90,080	2,296	66,277	3,561	289,648	30.4
Other personal ............................	45,836	30,742	4,081	12,682	11,520	104,861	11.0

Corporate and commercial ..............	211,128	198,075	21,416	48,327	30,451	509,397	53.4
Manufacturing .............................	46,202	30,244	3,409	9,609	12,128	101,592	10.6
International trade and services ...	66,317	77,798	9,458	13,082	7,771	174,426	18.3
Commercial real estate ................	30,764	33,416	898	6,064	2,328	73,470	7.7
Other property-related ................	7,403	23,715	1,526	7,725	285	40,654	4.3
Government ................................	1,834	3,220	1,664	348	1,431	8,497	0.9
Other commercial .......................	58,608	29,682	4,461	11,499	6,508	110,758	11.6

Financial .........................................	26,896	8,931	1,822	7,470	1,364	46,483	4.8
Non-bank financial institutions ...	25,362	8,171	1,821	7,470	1,273	44,097	4.6
Settlement accounts ....................	1,534	760	1	-	91	2,386	0.2

Asset-backed securities reclassified ..	3,319	-	-	147	-	3,466	0.4

Total gross loans and advances to customers1 ..................................	414,613	327,828	29,615	134,903	46,896	953,855	100.0

1 The table previously included non-trading reverse repurchase agreement, which had been presented as part of 'Loans and advances to customers'. Consistent with the balance sheet presentation, non-trading reverse repurchase agreements are now reported separately and have been excluded from gross loans and advances. Comparative data have been re-presented to reflect this change. Non-trading reverse repurchase agreements with customers at 31 March 2014 were US$101,396m (31 December 2013: US$88,215m; 30 June 2013: US$31,088m), the majority of which were transacted with non-bank financial institutions; 31 March 2014: US$100,221m (31 December 2013: US$87,157m; 30 June 2013: US$30,680m). These are now included within 'Reverse repurchase agreements - non-trading' along with non-trading reverse repurchase agreements with banks.

Please click on the following link to view the HSBC Holdings plc Data Pack 1Q 2014

http://www.rns-pdf.londonstockexchange.com/rns/4375G_-2014-5-7.pdf

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                Date: 07 May 2014